[redacted]

09059828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 DETROIT ROAD
(No. and Street)

ROCKY RIVER (City) OHIO (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MELISSA J. HENEHAN (216) 696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONEY + NOVOTNY LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVENUE, 7TH FLOOR (Address) CLEVELAND (City) OHIO (State) 44114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 10 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA J. HENEHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

LORI WILLIAMS
NOTARY PUBLIC STATE OF OHIO
MY COMMISSION EXPIRES
MARCH 31ST, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maloney+Novotny LLC

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated (dba Baker & Co., Incorporated) as of December 31, 2008, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D.L. Baker & Co., Incorporated as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 18, 2009

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$302,109
Restricted cash	50,000
Receivables from clearing broker	81,841
Marketable securities owned - at market value	510,182
Furniture and equipment at cost, less accumulated depreciation of $91,023	25,176
Total assets	$969,308
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 25,558
Commitments and contingencies	-
SHAREHOLDERS' EQUITY	
Common stock, without par value Authorized – 500 shares Issued and outstanding – 204 shares	1,020
Additional paid-in-capital	394,494
Retained earnings	548,236
Total shareholders' equity	943,750
Total liabilities and shareholders' equity	$969,308

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2008

REVENUES		
Commissions	$ 936,818	
Interest and dividends	481,598	
Trading losses - net	(5,169,719)	
Other income - net	860	$(3,750,443)
EXPENSES		
Commissions, employee compensation and benefits	800,704	
Promotion and advertising	1,208	
Clearing fees	119,459	
Occupancy	44,003	
Communications and data processing	116,171	
Professional fees	14,192	
Exchange fees	4,963	
Other expenses	172,435	1,273,135
NET LOSS		$(5,023,578)

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – JANUARY 1, 2008	$ 1,020	$ 394,494	$ 7,015,716	$ 7,411,230
NET LOSS	-	-	(5,023,578)	(5,023,578)
DISTRIBUTIONS	-	-	(1,443,902)	(1,443,902)
BALANCE – DECEMBER 31, 2008	$ 1,020	$ 394,494	$ 548,236	$ 943,750

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(5,023,578)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 9,492	
Trading losses, net on marketable securities owned	5,149,788	
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Receivables from clearing broker	239	
Marketable securities owned	577,904	
Accounts payable and accrued expenses	(75,426)	
Total adjustments		5,661,997
Net cash provided by operating activities		638,419
CASH USED IN FINANCING ACTIVITIES		
Distributions to shareholders		(352,920)
NET INCREASE IN CASH AND CASH EQUIVALENTS		285,499
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		16,610
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 302,109

Supplemental disclosure of noncash transactions:
During 2008, the Company distributed shares of stock to its shareholders with a market value of $1,090,982, cost basis of $29,360, and recognized a gain of $1,061,621.

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D.L. Baker & Co., Incorporated, dba Baker & Co., Incorporated (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC) and all fifty states of the United States of America and the District of Columbia, and is a member of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers, Inc. (NASD).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents – Cash and cash equivalents consist of cash and money market funds. At December 31, 2008, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which may, at times, exceed federally insured levels.

C. Receivables and Credit Policies – Receivables from clearing broker are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2008, all receivables were considered collectible and no allowance was necessary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities Owned – Marketable securities owned consist primarily of equities and are classified as trading securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115. In accordance with SFAS No. 115, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized losses on investments of $(6,185,010) are included in trading losses - net in the statement of income. Shares in NYSE Group comprised approximately 54% of the Company's total investments as of December 31, 2008.

E. Furniture and Equipment – Furniture and equipment are capitalized and depreciated using the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

G. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

H. Advertising Costs – Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $1,208 in 2008.

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. However, the Company is liable for certain state and local taxes.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

K. Fair Value of Financial Instruments – The carrying values of cash and equivalents, accounts and other receivables, prepaid and other assets, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments. The carrying value of the Company's investments approximates their fair value in accordance with SFAS No. 157, "Fair Value Measurements."

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

K. Fair Value of Financial Instruments (Continued)

SFAS No. 157 establishes a three level hierarchy for disclosure to show the extent and the level of judgment used to estimate fair value measurements:

Level 1 – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets or liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

Level 3 – Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which assumptions utilize management's estimates of market participant assumptions.

The Company has determined that its marketable securities holdings are all Level 1 fair value measurements.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $783,343, which was $683,343 in excess of the minimum requirements.

In addition to the minimum net capital provisions, rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital of not more than 15 to 1. At December 31, 2008, the ratio was .03 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. EMPLOYEE BENEFIT PLAN

Profit Sharing Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors can elect to make a discretionary contribution. No discretionary contribution was authorized for 2008.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio, and Sarasota, Florida. Terms of the lease of the Rocky River office are for five years, expiring September 30, 2009, with the option to renew for one five-year renewal term. Terms of the lease of the Sarasota office are for five years, expiring December 20, 2009, with an option to renew for another five years. The Company has subleased the Sarasota, Florida, space through the termination of the lease.

Rental expense for all operating leases, including month-to-month leases, net of sublease income of 26,579, amounted to $34,510 for the year ended December 31, 2008. As of December 31, 2008, the Company has minimum commitments under operating leases of $87,700 for 2009.

Contingency

The Company underwent an audit by the State of New York for potential back income taxes. The audit was completed during 2008 with an assessment of $6,366, which is included in accrued expenses as of December 31, 2008.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

NOTE 7. NYSE GROUP SHARES - RESTRICTED

The Company was formerly a member of the New York Stock Exchange, Inc. On March 8, 2006, the New York Stock Exchange, Inc. merged with Archipelago Holdings to form NYSE Group. In the merger, the Company received 84,699 shares of NYSE Group common stock in exchange for its interest in its New York Stock Exchange membership seat. The shares were subject to transfer restrictions that expire over a three-year period ending March 7, 2009; however, on October 1, 2008, the NYSE Group released all remaining restrictions on common shares. As of December 31, 2008, the Company owned 10,145 shares of NYSE Group shares.

Maloney+Novotny LLC

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 18, 2009

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$943,750
Less: Non-allowable assets		
Commission receivable - unsecured and 12b(1) fees	$ 1,233	
Furniture and equipment - net of accumulated depreciation	25,176	26,409
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		917,341
Haircuts on securities		133,998
NET CAPITAL		$783,343
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 25,558
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 1,704
MINIMUM REQUIRED NET CAPITAL		$100,000
NET CAPITAL REQUIREMENT		$100,000
EXCESS NET CAPITAL		$683,343
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.03 to 1

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008)

Net capital, as reported in Company's Part II (unaudited) Focus report	$753,341
Adjustment to reverse profit sharing accrual	30,002
Net capital, as adjusted	$783,343

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of D.L. Baker & Co., Incorporated (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 18, 2009

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

DECEMBER 31, 2008

D.L. BAKER & CO., INCORPORATED

CONTENTS

	Page
FACING PAGE	1
OATH OR AFFIRMATION	2
AUDITORS' REPORT ON THE FINANCIAL STATEMENTS	3
FINANCIAL STATEMENTS	
Statement of financial condition	4
Statement of income	5
Statement of changes in shareholders' equity	6
Statement of cash flows	7
Notes to financial statements	8-12
AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	13
SUPPLEMENTARY INFORMATION	14-16
AUDITORS' REPORT ON INTERNAL CONTROL	17-18